Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax

Richard Horowitz Partner
Richard.Horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

September 11, 2025

Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	OHA Senior Private Lending Fund (U) LLC (the “Fund”)
File No: 814-01586

Dear Mr. Ellington:

We are writing in response to comments provided on August 13, 2025 relating to the Fund’s annual report on Form 10-K that was filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2025 and subsequently amended on August 7, 2025. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

1.
Comment: The Staff notes that the Fund discloses the weighted average yield on debt- and income-producing investments. Please also disclose the weighted average total yield to maturity based on total investments of the Fund (not excluding non-income producing securities). This comment applies to any other area of the filing that discloses a yield excluding non-income producing securities.

Response: The Fund will include this disclosure accordingly in future 10-Q and 10-K filings, as applicable.

2.
Comment: Please disclose the amount of income generated that is non-recurring and describe the impact on non-recurring fees on earnings and/or yield in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section or in the Fund’s financial statements.

Response: The Fund will include this disclosure accordingly in future 10-Q and 10-K filings, as applicable.

September 11, 2025 Page 2

3.	Comment: Please supplementally provide the percentage of the Fund’s net assets that are invested in unitranche loans. The Staff may have additional comments depending on the amount.

Response: 97.46%.

a.	Follow-Up Comment: Please supplementally notify the Staff:

i.	Whether the Fund has any speciﬁc accounting policies it applies to co-lending arrangements;

Response: OHA’s accounting policies do not apply specialized or specific accounting to co-arrangements that differ from its general policies.

ii.	How the valuation of these investments takes into account the payment prioritization/payment waterfalls;

Response: For each valuation, we evaluate the capitalization table of the Issuer to understand where the assets sit in the priority of payments as well as the overall credit profile.  The seniority of the assets in question and the capital structure of the Issuer could impact both the chosen valuation methodology or the inputs/assumptions used.  Unitranches are typically valued using a DCF/yield approach and are the most senior positions in the capital stack.

iii.	The impact of such arrangements on the calculation of interest income under the eﬀective interest method; and

Response: OHA’s accounting policy regarding the calculation of interest income under the effective interest method is applied to the specifics of each contract.

iv.	Whether any of the co-lenders under these arrangements are aﬃliates.

Response: Yes.

4.
Comment: Please explain how the Fund reasonably believes its assets will provide adequate cover to satisfy all its unfunded investment commitments. To the extent the Fund reasonably believes its assets will provide such adequate cover, please consider affirmatively stating so in the disclosure.

Response: The Fund will include the relevant disclosure accordingly in future 10-Q and 10-K filings, as applicable.

* * *

September 11, 2025 Page 3

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz